Data Presented at AACR 2023 Highlights Exscientia’s Clinical and Preclinical Development

- Includes recent advancements from precision designed compounds -
- Functional personalised medicine platform unveiling unique adenosine biomarker to enrich for patients more likely to respond to treatment -
OXFORD, England (BUSINESS WIRE) – April 19, 2023-- Exscientia plc (Nasdaq: EXAI) today announced four presentations at the American Association for Cancer Research (AACR) Annual Meeting 2023, being held from April 14-19, 2023 in Orlando, FL.
“We’re excited to further validate Exscientia’s end-to-end approach of integrating outstanding science with cutting-edge AI-driven precision medicine and translational research capabilities,” said Andrew Hopkins, D.Phil, founder and Chief Executive Officer of Exscientia. “The clinical and preclinical data showcased at AACR demonstrate how our approaches help not only efficiently design novel molecules, but also aim to differentiate them through superior properties and targeting the right patients to benefit from them. We look forward to continuing to develop our personalised medicine candidates with the goal of providing solutions to patients in need of effective treatment around the world.”
Poster Presentations
Title: Identification of transcript adenosine fingerprint to enrich for A2AR and PD-1 inhibition responders
Session Title: Biomarkers of Therapeutic Benefit 2
Abstract Number: #2151
Date/Time: Monday, April 17 / 9:00 AM - 12:30 PM EST
●In this poster, Exscientia reveals its internally and preclinically developed adenosine burden score (ABS; first revealed at the end of 2022) is based on B-cell biology and that EXS21546 (‘546), Exscientia’s selective clinical stage A2AR antagonist, reverts effects of adenosine analogues ex vivo in patient tissue samples and other complex models
●Leveraging proprietary data, it was determined that the ABS is inversely correlated with PD-1 expression pathways as well as published PD-1 enrichment scores. Analysis of public human and mouse data confirms an enrichment of ABS-high samples are among those less likely to respond to checkpoint inhibition
●Current modelling in complex human blood samples shows that ‘546 as well as an example dual A2AR and A2BR antagonist are both highly correlated in reversing effects of adenosine analogue ex vivo
Title: Characterizing antitumor responses to EXS74539, a novel, reversible LSD1 inhibitor with potential in small-cell lung cancer
Session Title: Epigenetics
Abstract Number: #6290
Date/Time: Wednesday, April 19 / 9:00 AM - 12:30 PM EST
●Exscientia precision-designed EXS74539 (‘539), an LSD1 inhibitor with a differentiated profile combining reversibility and brain penetrance, to optimally target LSD1 in future oncology and haematology patient populations, including small-cell lung cancer (SCLC)
●The reversible mechanism-of-action combined with a shorter half-life may provide an opportunity to better manage on-target dose-limiting thrombocytopenia observed with other LSD1 inhibitors in development
●In vitro sensitivity analysis of small cell lung cancer (SCLC) cell line models to ‘539 alone was shown to not sufficiently predict in vivo response; researchers believe that predicting in vivo tumour response to ‘539 is critical to ensuring optimal use of the compound. Combining transcriptional and functional responses in vitro, however, may overcome this
●Exscientia has identified genetic fingerprints which may function as markers of ‘539 sensitivity, which are undergoing characterisation and validation in human SCLC patient samples

Title: Discovering novel targetable pathways by combining functional and multi-omic data from primary ovarian cancer samples
Session Title: Novel Targets and Pathways
Abstract Number: #4956
Date/Time: Sunday, April 16 / 1:30 PM - 5:00 PM EST
●This poster highlights the use of data generated with Exscientia’s precision medicine platform in combination with its proprietary methodology for multi-omics and multi-modal dataset mapping. By better understanding disease function, these tools combined can be leveraged to improve patient outcomes by uncovering clinically relevant targets at the discovery stage
●Data collected from disease-relevant patient samples including single cell functional responses, transcriptomics, protein-protein interactions and known drug-to-target interaction landscapes are combined with the goal of understanding cancer targets in the context of known biology, thereby understanding the target's function and relevance early on in development, instead of relying on single endpoints common in the industry
●By mapping single cell functional and multi-omics data at baseline and after perturbation of a complex primary model system, researchers uncovered the PI3K/AKT/mTOR pathway as a novel anticancer node in high grade serous ovarian cancer (HGSOC). The poster further defines tumour necrosis factor (TNF) induced apoptosis function of the nuclear factor kappa B (NF-кB) pathway via TRAIL (TNF-related apoptosis-inducing ligand) as a promising focus area for HGSOC
Title: Data from first-in-human study of EXS21546, an A2A receptor antagonist, now progressing into Phase 1/2 in RCC/NSCLC
Session Title: Phase I Clinical Trials in Progress
Abstract Number: #CT114
Date/Time: Monday, April 17 / 1:30 PM - 5:00 PM EST

●‘546 is the first AI-designed immuno-oncology candidate in the clinic. Phase 1 objectives were achieved in a healthy volunteer study, confirming pharmacokinetics, pharmacodynamics, safety, and tolerability of ‘546, allowing selection of a starting dose for the ongoing IGNITE Phase 1/2 study in combination with a PD-1 inhibitor in patients with relapsed/refractory renal cell carcinoma (RCC) and non-small cell lung cancer (NSCLC)
●The poster highlights the IGNITE trial design, which is based on extensive simulations to enable the most efficient continuous reassessment method settings to predict and most accurately evaluate the anti-tumoural effect of ‘546 in combination with checkpoint inhibition as well as any dose limiting toxicity
●The IGNITE trial will also provide clinical data to support Exscientia’s patient enrichment biomarker strategy, using the ABS to identify patients with adenosine rich tumour microenvironments who may benefit from treatment. The first patient is expected to be enrolled in the first half of 2023

About Exscientia
Exscientia is an AI-driven precision medicine company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Exscientia developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcomes in a prospective interventional clinical study, as well as to progress AI-designed small molecules into the clinical setting. Our internal pipeline is focused on leveraging our precision medicine platform in oncology, while our partnered pipeline broadens our approach to other therapeutic areas. By pioneering a new approach to medicine creation, we believe the best ideas of science can rapidly become the best medicines for patients.

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Exscientia Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to Exscientia’s plans to present at AACR, the progress of discovery and development of candidate molecules, and the timing and progress of, and data reported from, preclinical studies and clinical trials of Exscientia’s product candidates, including with respect to the dosing of the first patient in the Phase 1/2 IGNITE trial. Any statement describing Exscientia’s goals, plans, expectations, financial or other projections, intentions

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